Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

July 16, 2012

VIA EDGAR

Mr. David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549-3628

Re:	Nabi Biopharmaceuticals
Schedule TO-I
Filed on July 2, 2012
File No. 005-31596

Dear Mr. Orlic:

Set forth below are the responses of Nabi Biopharmaceuticals, a Delaware corporation (the “Company”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff on the Company’s Schedule TO-I filed with the Commission on July 2, 2012 (File No. 005-31596) (the “Schedule TO-I”) relating to the offer by the Company (the “Offer”) to purchase shares of its common stock (the “Shares”) as described therein. The Company intends to file Amendment No. 1 to the Schedule TO-I with the Commission to reflect the following responses. For your convenience, each of the Staff’s comments is repeated below in bold and italics immediately preceding the corresponding response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to them in the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO-I (the “Offer to Purchase”).

General

1. We note that you intend to cash out fractional shares in the reverse stock split, after the initial reduction of outstanding shares resulting from the issuer tender offer. Please provide your analysis under Rule 13e-3. We do not believe that any subsequent increase in the number of record holders resulting from the scheme of arrangement with Biota affects this analysis.

Response:

The Staff is supplementally advised that neither the Offer nor the reverse stock split (whether separately or taken together) has the purpose of, or is reasonably likely to result in, a Rule 13e-3 effect, as defined in Rule 13e-3(a)(3) under the Securities Exchange Act of 1934 (the “Exchange Act”).

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As disclosed in the Offer to Purchase, the primary purpose of the Offer is for the Company to return to its stockholders, before the completion of the Transaction (as such term is defined in the Offer to Purchase), its remaining cash in excess of the $54 million required to be held by the Company at the completion of the Transaction after satisfying outstanding liabilities. The primary purpose of the proposed reverse stock split is to increase the price per Share to make the Shares more attractive to a broader range of institutional and other investors and to ensure that the price per Share remains in compliance with the listing requirements of the Nasdaq Global Select Market (“NASDAQ”). Furthermore, as disclosed in the Company’s preliminary proxy statement that is attached to the Offer to Purchase as Annex A, it is the intent of the Company and Biota Holdings Limited (“Biota”) to continue listing the Shares of the combined company on NASDAQ, and, as such, one of the conditions to the completion of the Transaction is approval by NASDAQ of the listing of the Shares that will be issued in the Transaction.

The Company believes that neither the Offer nor the reverse stock split (whether separately or taken together) will have the effect of the Company having less than 300 stockholders of record. As of July 13, 2012, the Company had approximately 775 record holders calculated in accordance with Rule 12g5-1 of the Exchange Act. A significant portion of the total issued and outstanding Shares (approximately 98% as of July 13, 2012) are held by banks and brokers who hold positions for multiple beneficial owners.

As of July 1, 2012, the Company had 42,876,030 issued and outstanding Shares. The maximum of 14,556,962 Shares that the Company is offering to purchase under the Offer represents approximately 33.95% of Shares issued and outstanding as of July 1, 2012. Even if the Offer is fully subscribed and the Company purchases the maximum number of Shares, more than approximately 66% of the Shares will remain outstanding and the Shares will remain listed on NASDAQ. Also, unlike most other modified Dutch auction tender offers, the Company did not include an odd-lot preference in the Offer. To the extent that the Offer is oversubscribed, the tenders will be prorated, meaning that tendering stockholders would not be able to sell their full position in the Shares. Because of the nature of the Offer, the Company believes that the Offer will be oversubscribed and, as a result of proration, no record holder will be eliminated. Similarly, the Company believes that even if the Offer is not oversubscribed, the number of record holders will not be significantly reduced.

With respect to the proposed reverse stock split, the maximum proposed ratio is 1-for-8. Therefore, even if the maxim proposed ratio is implemented, only those record holders who own 7 or fewer Shares at the effective time of the proposed reverse stock split will be paid cash in lieu of fractional shares and thereby be eliminated as a record holder. Currently, approximately 97% of all of the record holders own more than 7 Shares. Given that the maximum ratio for the proposed reverse stock split is only 1-for-8, the Company does not expect more than a de minimis decrease in the number of record holders due to the proposed reverse stock split.

Finally, the proposed reverse stock split is expected to become effective immediately prior to the completion of the Transaction. Therefore, immediately after the implementation of the reverse stock split (i.e., upon the completion of the Transaction), the Company expects to have in excess of 10,000 record holders as a result of the former Biota stockholders receiving the Shares in the Transaction.

Based on the foregoing, the Company intends and expects that the number of record holders remaining after completion of the Offer and the proposed reverse stock split will remain significantly above 300.

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2. We note that you have included a form of proxy regarding the Transaction and related proposals in your tender offer materials. Rule 14a-4(f) prohibits the delivery of a form of proxy to any security holder unless the security holder concurrently receives, or has previously received, a definitive proxy that has been filed with the Commission pursuant to Rule 14a-6(b). Given that you have not filed a definitive proxy, please advise. Please also confirm that you will not utilize any proxy you receive prior to your filing of a definitive proxy statement and indicate this in your disclosure.

Response: The Company respectfully notes that the form of proxy card included in Annex A to the Offer to Purchase is clearly marked “preliminary” and has several items in brackets and asterisks indicating that it is subject to completion. However, the Company acknowledges the Staff’s comment and confirms that the Company will not utilize any proxy it receives prior to the filing of a definitive proxy statement. Also, in response to the Staff’s comment, the Company will amend the Schedule TO-I to revise the Offer to Purchase to include the following statement at the end of the second paragraph in the section captioned “IMPORTANT—The Transaction”:

“The form of proxy card attached to the Preliminary Proxy Statement is also in preliminary form and is subject to completion. Stockholders should not use such preliminary form of proxy card to vote their Shares and any proxies Nabi receives prior to its filing of a definitive form of the proxy statement will be invalid and will not be used as a vote for any of the proposals. Nabi’s stockholders should only use the final form of proxy card accompanied by the definitive form of the proxy statement to vote their Shares with respect to the proposals related to the Transaction.”

3. Please tell us whether you believe you will be engaged in a distribution of securities to Biota security holders for purposes of Regulation M, and when you believe that the restricted period relating to any such distribution will commence. We may refer your response to the Division of Trading and Markets.

Response: The Company believes that it will be engaged in a distribution of securities to Biota security holders for purposes of Regulation M and that it will be subject to the restrictions set forth in Rule 102 of Regulation M. However, because the proposed distribution involves the acquisition of all outstanding shares of Biota, the Company believes that the restricted period will commence on the day the proxy solicitation materials with respect to the Transaction (the “Transaction Proxy Materials”) are first disseminated to the Company’s stockholders. As the Staff is aware, the Company has not commenced the dissemination of the Transaction Proxy Materials and it will not commence the dissemination of such materials until after the completion of the Offer. Therefore, the Company believes that the restrictions set forth in Rule 102 of Regulation M do not prohibit the Company from conducting and completing the Offer.

4. Please confirm how the reverse stock split and cash out of fractional shares will be carried out consistent with Rule 13e-4(f)(6), which prohibits the purchase of the subject securities within ten business days after termination of your offer. In your response, please specify when you will consider the purchase to have taken place.

Response: The proposed reverse stock split and the related payment of cash in lieu of fractional shares will not be implemented within ten business days after the termination of the Offer. As disclosed in Annex A to the Offer to Purchase, the proposed reverse stock split is subject to approval by the Company’s stockholders. As discussed above, the dissemination of the Transaction Proxy Materials, which will include the proposal for stockholder approval of the proposed reverse stock split, will not commence until after the completion of the Offer. After the dissemination of the

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Transaction Proxy Materials, the Company will engage in a solicitation of proxies for a period of no less than 20 calendar days. Therefore, the proposed reverse stock split and the related payment of cash in lieu of fractional shares would not be implemented within ten business days after the termination of the Offer.

Conditions of the Offer, page 17

5. We note that the while you intend to use available cash to purchase shares in the offer, the offer is subject to a condition regarding the sufficiency of your cash balance. See the fourth bullet on page 20. Generally, when an offeror’s ability to fund the purchase is uncertain, a material change will occur in the information previously disclosed when this uncertainty is removed. Under Rule 13e-4(d)(2), an offeror is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that you will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 13e-4(e)(3). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Release Nos. 34-23421 (July 11, 1986 at footnote 70) and 34-24296 (April 3, 1987).

Response: The Company confirms that it will disseminate the disclosure of any such material change in a manner reasonably calculated to inform holders of Shares as required by Rule 13e-4(e)(3) and that five business days will remain in the Offer following the disclosure of such material change or that the Offer will be extended so that at least five business days remain in the Offer.

6. We note the last sentence in this section, in which you state that your right to terminate or amend your offer will not be affected by any subsequent event regardless of whether such subsequent event would have otherwise resulted in the event having been “cured” or ceasing to exist. Please revise this disclosure to clarify that you will not assert a condition at a time when the specific listed event is no longer continuing.

Response: In response to the Staff’s comment, the Company will amend the Schedule TO-I to revise page 20 of the Offer to Purchase by deleting the last sentence of the section captioned “6. Conditions of the Offer”.

We have been authorized by the Company to advise you that the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s prompt review of the Schedule TO. Please contact the undersigned at (202) 637-5945 or Eun Ah Choi at (202) 637-3622 for any further comments or clarifications.

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Sincerely,

/s/ Joseph E. Gilligan

Joseph E. Gilligan, Esq.

Partner

Hogan Lovells US LLP

cc:	Raafat E.F. Fahim, Ph.D.
Nabi Biopharmaceuticals

Eun Ah Choi
Hogan Lovells US LLP